CORRESP

SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM 901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

June 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:      ENDI Corp.
Amendment No. 4 on Registration Statement on Form S-4
Filed June 29, 2022
File No. 333-262505

Dear Ms. Bednarowski:

Reference is made to the registration statement on Form S-4 (the “S-4) of ENDI Corp. (the “Company” or “New Parent”) that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 3, 2022, and subsequently amended and filed on March 25, 2022 (the “Amendment No. 1 to the S-4”), May 9, 2022 (the “Amendment No. 2 to the S-4”) and June 6,2022 (the “Amendment No. 3 to the S-4”). By letter dated June 23, 2022 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Amendment No. 3 to the S-4. Amendment No. 4 to Form S-4 (the “Amendment No. 4 to the S-4”), which responds to the Staff’s comments contained in the Comment Letter, is today being publicly filed by the Company with the Commission via EDGAR.

On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered comments in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in Amendment No. 4 to the S-4.

Amendment No. 4 to Registration Statement on Form S-4

ENDI's Reasons for the Business Combination; Recommendation of the Board of Directors, page 34

1.	Refer to your response to comment 3. Given that, as of the fiscal year ended December 31, 2021, ENDI had a greater amount of total assets, revenues and net income as compared to CBA, please revise here and in your questions and answers section to clarify why ENDI's board of directors considered New Parent's management structure and ownership structure immediately following the Business Combination to be beneficial, including the reasons why ENDI's board of directors considered CBA's ability to elect a majority of the board to be beneficial to the shareholders of ENDI.

In response to the Staff’s comment, the Company has included disclosure throughout the Amendment No. 4 to the S-4 to clarify why ENDI’s board of directors considered New Parent’s management and ownership structure immediately following the Business Combination to be beneficial to the shareholders of ENDI based on relevant valuations of ENDI and CBA.

Signatures, page 228

2.	Please identify the individual signing as the controller or principal accounting officer.

In response to the Staff’s comment, the Company has revised the signature pages to the Amendment No. 4 to the S-4 to identify the individual signing as the principal accounting officer.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,

/s/ Edward S. Horton

Edward S. Horton, Esq.